Exhibit (a)(1)(G)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated October 18, 2011, and the related Letter of Transmittal and any amendments or supplements thereto. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction or any administrative or judicial action pursuant thereto. Purchaser (as defined below) may, in its discretion, take such action as it deems necessary to make the Offer to holders of Shares in such jurisdiction. In those jurisdictions where applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

A.C. MOORE ARTS & CRAFTS, INC.

at

$1.60 Net Per Share

by

SBAR’S ACQUISITION CORPORATION,

a wholly owned subsidiary of

NICOLE CRAFTS LLC,

a company controlled by

ADOLFO “PEPE” PIPERNO

Sbar’s Acquisition Corporation, a Pennsylvania corporation (“Purchaser”) and a wholly owned subsidiary of Nicole Crafts LLC, a Delaware limited liability company (“Parent”) that is controlled by Adolfo “Pepe” Piperno, is offering to purchase all of the issued and outstanding shares of Common Stock, no par value (the “Shares”), of A.C. Moore Arts & Crafts, Inc., a Pennsylvania corporation (the “Company”), at a price of $1.60 per Share to the sellers thereof in cash (the “Offer Price”), without interest thereon, and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 18, 2011 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements hereto and thereto, collectively constitute the “Offer”). Tendering stockholders who are record holders of their Shares and tender directly to Computershare Trust Company, N. A., the depositary for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, bank or other nominee should consult such institution as to whether it charges any service fees.

THE OFFER AND THE WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF WEDNESDAY, NOVEMBER 16, 2011, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is being made pursuant to the Agreement and Plan of Merger dated as of October 3, 2011 as amended on October 17, 2011 (and as it may be further amended or supplemented from time to time the “Merger Agreement”), by and among Parent, Purchaser and the Company. Pursuant to the Merger Agreement, after completion of the Offer and subject to the satisfaction or waiver of certain conditions set forth therein, Purchaser will be merged with and into the Company (the “Merger”), and the Company will be the Surviving Corporation and a wholly owned subsidiary of Parent, and each issued and outstanding Share (other than Shares owned by Parent, Purchaser or the Company, or by any stockholder of the Company who is entitled to and properly exercises appraisal rights under Pennsylvania law) will, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and converted into the right to receive an amount in cash equal to the Offer Price, without any interest and less any applicable withholding taxes, payable upon the surrender of the certificate formerly representing such Share. As a result of the Merger, the Company will cease to be a publicly-traded company and will become wholly owned by Parent. In certain circumstances, Purchaser, Parent and the Company have agreed to proceed with a one-step merger transaction if the Offer is not completed. The Merger Agreement is more fully described in the Offer to Purchase.

The Offer is subject to various conditions as set forth in the Merger Agreement, including (a) that there has been validly tendered and not withdrawn prior to the expiration date of the Offer (as it may have been extended pursuant to the Merger Agreement, the “Expiration Date”) that number of shares of Company Common Stock that would represent at least 70.7% of the total outstanding shares of Company Common Stock on a fully-diluted basis assuming conversion or exercise of all “in-the-money” derivative securities (the “Minimum Condition”); and (b) the receipt of proceeds by Parent under a debt commitment letter from Wells Fargo Bank, N.A. (or the receipt of alternative financing from alternative sources on terms and conditions that are not materially less favorable to Parent), or the receipt of confirmation from such financing sources (or alternative financing sources) that the financing (or alternative financing) will be available in an amount sufficient to complete the Offer and Merger. The Offer is also subject to other conditions set forth in the Merger Agreement and described in the Offer to Purchase.

At a meeting held on October 3, 2011, the Company’s Board of Directors, after careful consideration and following the recommendation of the special committee of independent and disinterested directors, unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company’s stockholders; (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; and (iii) resolved to recommend that the Company’s stockholders accept the Offer, tender their Shares to Purchaser in the Offer and, if required by Pennsylvania law, vote to adopt the Merger Agreement and approve the Merger.

Under the Merger Agreement, if Purchaser does not acquire at least 80% of the outstanding Shares after acceptance of and payment for Shares pursuant to the Offer, it has an irrevocable option (the “top-up option”), subject to certain limitations and conditions, to purchase from the Company up to the number of authorized but unissued Shares (less any Shares reserved for issuance for outstanding Company options or stock appreciation rights) equal to the number that, when added to the number of Shares it then owns, constitutes one Share more than 80% of the Shares then outstanding on a fully diluted basis (assuming conversion or exercise of all derivative securities or other rights to acquire Company common stock that have a conversion or exercise price less than the Offer Price and that are vested (or will be vested) immediately prior to the closing of the Offer). The price per Share payable upon exercise of the option would be equal to the Offer Price. If Purchaser exercises the top-up option, it will be able to effect a short-form merger under Pennsylvania law, which means that it may effect the Merger without any further action by the Company’s stockholders.

Subject to the provisions of the Merger Agreement and the applicable rules and regulations of the SEC and the NASDAQ Stock Market (“NASDAQ”), Purchaser may waive any or all conditions to its obligation to purchase shares pursuant to the Offer and to make any change to the terms and conditions of the Offer Price; provided that, pursuant to the Merger Agreement, without the prior written consent of the Company, (i) the Minimum Condition may not be waived or amended and (ii) no change may be made that changes the form of consideration to be paid pursuant to the Offer, decreases the Offer Price or the number of Shares sought in the Offer, imposes conditions to the Offer in addition to those set forth in, or modifies the conditions summarized in the Offer to Purchase, makes any changes in the Offer that would require an extension or delay of the then-current Expiration Date, or amends or modifies any other term of the Offer in any manner adverse to the holders of Shares.

Pursuant to the Merger Agreement, Purchaser (i) shall extend the Offer beyond the initial Expiration Date for any period required by any rule, regulation, interpretation or position of NASDAQ or the SEC or the staff thereof applicable to the Offer or any period required by applicable law, and (ii) shall extend the Offer if the conditions to the Offer applicable to the Purchaser have not been satisfied or waived, for one or more periods for up to five business days at a time, until such time as the conditions to the Offer have been met.

In any case, Purchaser will not be required to extend the Offer beyond the earliest to occur of (i) the valid termination of the Merger Agreement, (ii) the date on which the SEC has, orally or in writing, confirmed that it has no further comments on the proxy statement to be filed by the Company in connection with the adoption of the Merger Agreement, including by informing the Company that it does not intend to review the proxy statement (the “Proxy Statement Clearance Date”), and (iii) December 30, 2011.

If at any then-scheduled Expiration Date (i) the conditions to the Offer have not been satisfied or waived and (ii) the Proxy Statement Clearance Date has occurred, then Merger Sub may irrevocably and unconditionally terminate the Offer or, from and after the close of business on November 22, 2011, the Company may cause Merger Sub to irrevocably and unconditionally terminate the Offer at the next then-scheduled Expiration Date following receipt of such notice from the Company (delivered no less than two (2) Business Days prior to the then-scheduled Expiration Date). If the Offer is terminated as described in the foregoing sentence, the Company shall proceed with and take all actions necessary to hold the stockholders meeting to approve the Merger in accordance with the terms of the Merger Agreement.

Any extension of the period during which the Offer is open, delay in payment or in acceptance for payment, termination or amendment of the Offer, will be followed as promptly as practicable by a public announcement thereof. Such an announcement in the case of an extension will be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rules 14d-4(d) and 14e-1(d) under the Securities Exchange Act of 1934 (the “Exchange Act”).

Upon the terms and subject to the conditions to the Offer (including, if Purchaser extends or amends the Offer, the terms and conditions of the Offer as so extended or amended) and the applicable regulations of the SEC, Purchaser will accept for payment and pay for all Shares validly tendered and not withdrawn prior to the Expiration Date promptly after the Expiration Date and the satisfaction or waiver of the conditions to the Offer. For purposes of the Offer, Purchaser will be deemed to have accepted for payment and purchased all Shares validly tendered and not withdrawn, if and when Purchaser gives oral or written notice to the Depositary of its acceptance of the Shares for payment pursuant to the Offer. In all cases, upon the terms and subject to the conditions to the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price for the Shares with the Depositary, which will act as agent for tendering stockholders of the Company for the purpose of receiving payment from Purchaser and transmitting payment to validly tendering stockholders of the Company. Under no circumstances will interest be paid on the Offer Price for the Shares, regardless of any extension of the Offer or any delay in making payment for the Shares.

In all cases, Purchaser will pay for Shares purchased in the Offer only after timely receipt by the Depositary of (a) certificates representing the Shares (“Share Certificates”) or timely confirmation of the book-entry transfer of the Shares into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in the Offer to Purchase, (b) the appropriate Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or an Agent’s Message (as defined below) in connection with a book-entry transfer; and (c) any other documents that the related Letter of Transmittal requires.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn at any time after December 17, 2011, unless such Shares have already been accepted for payment by Purchaser pursuant to the Offer. For a withdrawal of Shares to be effective, a written notice of withdrawal must be timely received by the Depositary at its address set forth in the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be Medallion guaranteed by an Eligible Institution (as defined in the Offer to Purchase). If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. Withdrawals of Shares may not be rescinded. Any Shares withdrawn will be considered not validly tendered for purposes of the Offer, but withdrawn Shares may be tendered again at any time before the Expiration Date by following one of the procedures described in the Offer to Purchase.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding, subject to the dispute of such determination in a court of competent jurisdiction. None of Parent, Purchaser or any of their respective affiliates or assigns, the Depositary, D.F. King & Co., Inc. (the “Information Agent”) or any other person or entity will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The Company has provided Purchaser with the Company’s list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed to stockholders of record of the Company and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the list of stockholders or, if applicable, are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The receipt of cash for Shares pursuant to the Offer or the Merger by U.S. holders will be a taxable transaction for U.S. federal income tax purposes (and may also be a taxable transaction under applicable state, local and foreign tax laws). In general, for U.S. federal income tax purposes, a U.S. holder of Shares will recognize capital gain or loss equal to the difference between (i) the amount of cash received in exchange for such Shares pursuant to the Offer or the Merger and (ii) the U.S. holder’s adjusted tax basis in such Shares. For a more detailed description of certain United States federal income tax consequences of the Offer and the Merger, see the Offer to Purchase. Each holder of Shares should consult its tax advisor about the tax consequences to such holder of exchanging Shares pursuant to the Offer or pursuant to the Merger in light of such holder’s particular circumstances.

The information required to be disclosed by Rule 14d-6(d)(1) of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and the related Letter of Transmittal contain important information, and both documents should be read carefully and in their entirety before any decision is made with respect to the Offer.

Questions and requests for additional copies of the Offer to Purchase or the Letter of Transmittal may be directed to the Information Agent at its address and telephone numbers set forth below. Stockholders may also contact their broker, dealer, bank, trust company or other nominee for assistance concerning the Offer. Purchaser will not pay any fees or commissions to any broker, dealer, bank, trust company or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

D. F. King & Co., Inc.

48 Wall Street

22nd Floor

New York, New York 10005

For information by telephone:

Banks and Brokers Call Collect: (212) 269-5550

All Others Call Toll-Free: (800) 755-7250

October 18, 2011

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